Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

1.	Steele Creek Capital Funding I, LLC, a Delaware Limited Liability Company*

2.	Steele Creek Capital Funding II, LLC, a Delaware Limited Liability Company*

*	A direct, wholly-owned subsidiary of the Registrant